Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 27, 2008

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCINGS

Vancouver, BC – June 27, 2008 - Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that, subject to regulatory approval, it will carry out two non-brokered private placement financings.

Non Flow-Through

The non flow-through unit (the “NFT Unit”) financing will consists of one NFT Unit at a price of $0.22 per NFT Unit.  Each NFT Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder to purchase one additional common share of Cream for a period of 12 months from closing at the exercise price of $0.25.

Flow-Through

Subscribers to the NFT Unit financing are eligible to participate in a flow through unit (“FT Unit”) financing on a one NFT Units to one FT Unit basis.  Both the NFT Unit and the FT Unit financings will be carried out concurrently.

Each FT Unit will be issued at a price of $0.25 per FT Unit and consist of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the “FT Unit Warrant”).  Each FT Unit Warrant entitles the holder to purchase one additional non-flow-through common share of Cream for a period of 12 months from closing at an exercise price of $0.28.

Compensation may be paid to certain eligible arm’s-length parties (the "Finders"), where such Finders arrange for subscribers to the private placements, and may be comprised of cash and/or units of the Company (a “Finder’s Unit”).  The maximum number of Finder’s Units that may be issued will be a number equal to 10% of the number of NFT Units and FT Units sold by such Finders.  Each Finder’s Unit will consist one common share and one non-transferable share purchase warrant (the “Finder’s Unit Warrant”).  Each Finder’s Unit Warrant will entitle the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Unit Warrant Share”) for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.25 per Finder’s Unit Warrant Share in relation to NFT Units sold by Finders and $0.28 per Finder’s Unit Warrant Share in relation to FT Units sold by Finders.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

The net proceeds from the sale of the NFT Units shall be used for the further exploration and development of the Company’s projects in Mexico (silver-gold) and for working capital.  The proceeds from the sale of FT Units will be used for the exploration of the Company’s projects in Canada.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.